FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 JUN -5 AM 11:25

82-34640

Securities and Exchange Commission
Office of International Corporate Financ
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

02034627

16 May 2002

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 1st May 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a press release made in connection with the proposed acquisition of Royal and Sun Alliance by Friends Ivory & Sime plc a 67.23% held subsidiary of Friends Provident plc.

In order for us to fulfill our requirement to provide information to the Securities and Exchange Commission could you please provide us with a suitable contact e-mail address.

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Mrs. Diana Monger
Assistant Group Secretary

Enc.

dlw 6/12

Gen: SecExch 160502

30-04-02 07:00

FIS to acquire R&SA Investment Management

As heralded in Keith Satchell's new business announcement this morning, Friends Ivory & Sime - our asset management business – has entered into a conditional agreement to acquire Royal & Sun Alliance Investment Management, the UK asset management business of Royal & Sun Alliance Group for some £240m.

The press release issued today provides full details.

A message from Howard Carter – Chief Executive of FIS - is being issued today to all FIS and RSAI staff and will be published on STAN later today. This will incorporate some Q&As.

Commenting on this acquisition in the new business press release issued today, Keith Satchell said "The announcement made today by Friends Ivory & Sime plc of the proposed acquisition of R&SA Investments advances the Group's strategic commitment to build its asset management operation. The enlarged asset management business will have double the funds under management and so will become one of the top 10 UK active asset managers."

Andy Diggins
Group Communications

Author: Andy Diggins
Author's email: DIGGIA
Creation date: 30/04/02
Last updated: 30/04/02

30-04-02 07:00

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Friends Ivory & Sime plc
Proposed acquisition of Royal & SunAlliance Investments

Summary

The Board of Friends Ivory & Sime plc ("FIS") announces that it has entered into a conditional agreement to acquire Royal & SunAlliance Investments ("R&SA Investments"), the UK asset management business of Royal & SunAlliance Insurance Group ("R&SA Group") for £240 million. At 31 December 2001, R&SA Investments managed a total of £36 billion of funds. As part of the transaction, FIS and R&SA Group have agreed terms under which FIS will become the investment manager, under an exclusive 10 year contract, of the UK life insurance and general insurance funds of R&SA Group.

Transaction Highlights

The transaction is expected to bring the following benefits to FIS:

- A doubling of funds under management from £34 billion to £70 billion
- Significant additional investment expertise through R&SA Investments' award winning investment management team
- Reinforcing a track record of managing, on an outsourced basis, investment assets for insurance companies
- Significant additional and stable revenue stream
- Earnings enhancement in the first full financial year to 31 December 2003, after the amortisation of goodwill, excluding one-off transaction costs and assuming all cost synergies are realised in that year

Howard Carter, Chief Executive of FIS, said:

> "This transaction is transformational for FIS in terms of scale, doubling our funds under management and, on that measure, propelling us into the top 10 active investment managers in the UK. We shall emerge with a top quality investment team, enabling us to deliver the level and consistency of long-term performance which our clients deserve. We shall also have an expanded platform for the development of our ISIS brand in the retail market."

Commenting on the proposed transaction, Sir David Kinloch, Chairman of FIS, said:

> "I am absolutely delighted that we have acquired these businesses. This deal brings us £36 billion of assets that are stable and represent a significant additional revenue stream for FIS. Furthermore, the transaction is expected to be earnings enhancing in the first full financial year and demonstrates the ambition that FIS has to grow its business profitably, for the benefit of the shareholders."

Enquiries:

Friends Ivory & Sime	**Merrill Lynch**
Sir David Kinloch, Chairman	Richard Slimmon

Friends Provident
Keith Satchell, Chief Executive
Telephone: 01306 653 395

Vanbrugh Financial Communications
Sophie Hull
Telephone: 020 7406 1800

Merrill Lynch International is acting for Friends Ivory & Sime plc and no one else in connection with the transaction and will not be responsible to any person other than Friends Ivory & Sime plc for providing the protections afforded to the clients of Merrill Lynch International or for providing advice in relation to the transaction.

This summary should be read in conjunction with the attached announcement.

There will be a press briefing at 11.15 a.m., at 100 Wood Street, London.

30-04-02 07:00

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Friends Ivory & Sime plc
Proposed acquisition of Royal & SunAlliance Investments

1. Introduction

The Board of Friends Ivory & Sime plc ("FIS") announces that it has entered into a conditional agreement to acquire Royal & SunAlliance Investments ("R&SA Investments"), the UK asset management business of Royal & SunAlliance Insurance Group ("R&SA Group") for £240 million. At 31 December 2001, R&SA Investments managed a total of £36 billion of funds. As part of the transaction, FIS and R&SA Group have agreed terms under which FIS will become the investment manager, under an exclusive 10 year contract, of the UK life insurance and general insurance funds of R&SA Group.

2. Reasons for the Transaction

Strategic Rationale

FIS, the independently listed asset management business, which is 67 per cent. owned by Friends Provident plc ("Friends Provident"), has expanded both by acquisition and organically since its creation in 1998.

FIS's stated strategic aim is to continue to develop its asset management business and to become an important player in both the retail and institutional asset management markets. The acquisition of R&SA Investments represents a major step in achieving this objective.

The Directors believe that the benefits of the transaction will include:

- Achieving scale in terms of funds under management and revenues
- FIS will become a top 10 UK active investment firm
- Significant additional investment expertise through R&SA Investments' award winning investment management team
- Reinforcing a track record of managing, on an outsourced basis, investment assets for insurance companies
- Significant additional and stable revenue stream
- Earnings enhancement in the first full financial year to 31 December 2003, after the amortisation of goodwill, excluding one-off transaction costs and

As a result of the transaction, FIS will have £70 billion of funds under management, a 107 per cent. increase in funds under management. Of these funds, third party retail funds will constitute some 3 per cent., third party institutional funds some 12 per cent., insurance funds some 83 per cent., investment trusts some 2 per cent. and venture capital trusts and limited partnerships less than 1 per cent.

Financial Impact

In view of the overlap in capabilities of FIS and R&SA Investments, particularly in the management of insurance funds, there will be opportunities to achieve efficiencies in the combined business.

The Board of FIS believes that the transaction will be earnings enhancing for the financial year ending 31 December 2003, allowing for the amortisation of goodwill, excluding one-off transaction costs and assuming all cost synergies are realised in that year. Nothing in this paragraph should be construed as a profit forecast.

3. Details of the Transaction

FIS will acquire R&SA Investments by:

- Entering into a conditional agreement with R&SA Group to purchase the entire share capital of WAM, the holding company for R&SA Investments;

- Entering into investment management agreements between FIS and R&SA Holdings plc under which FIS will manage the specified insurance funds of Royal & SunAlliance UK Life ("R&SA UK Life") and R&SA Group for a ten year period

Consideration of £240 million will be payable to R&SA Group on completion of the transaction. The consideration payable will be settled in cash and will be funded from existing cash resources and, in addition, by way of a loan facility arranged with Friends Provident on normal commercial terms.

4. On-going Relationship with R&SA Group

Under the terms of the investment management agreements ("IMAs"), FIS will be appointed exclusive manager of specified assets of R&SA Group and R&SA UK Life. The funds managed totalled £29.4 billion at 31 March 2002. The IMAs are for a term of ten years and are terminable by each respective insurance fund of R&SA Group on certain conditions.

The IMAs provide that in the event of withdrawal of funds there will be an adjustment to the consideration. In addition, in respect of certain smaller funds, a clawback arrangement has been put in place with a value of up to £5 million dependent on those funds remaining under the management of R&SA Investments.

More Th>n, the direct channel of R&SA Group, will agree to distribute the OEIC products of R&SA Investments under the terms of an exclusive distribution agreement between Royal & SunAlliance Marketing Services plc and Royal & SunAlliance Unit Trust Management Ltd. Royal & SunAlliance Linked Insurances Limited will enter into a distribution agreement with Royal & SunAlliance Investment Management Limited ("RSAIM") whereby RSAIM is appointed, on an exclusive basis, to provide pooled pension products to pension and other investment funds.

5. Information on R&SA Investments Group

At 31 December 2001, R&SA Investments managed total funds of over £36 billion across all major asset classes. Of this total, approximately 70 per cent. represented life and pension funds and 15 per cent. general insurance funds (including overseas subsidiaries' funds) managed on behalf of R&SA Group. The remaining 15 per cent. represented third party funds under management, of

The net assets of R&SA Investments as at 31 December 2001 were £31.7 million. Profits before tax, and one-off items of £3.7 million, were £14.0 million for the year ended 31 December 2001, a decrease of £6.6 million from the previous year.

6. Conditions

By virtue of the size of the proposed acquisition compared to FIS, the acquisition is conditional on the approval of FIS shareholders, which approval will be sought at an Extraordinary General Meeting. A circular will be despatched to FIS's shareholders, as soon as practicable, convening an Extraordinary General Meeting to approve the transaction. Friends Provident, the majority shareholder of FIS, has undertaken to vote in favour of the transaction. The transaction is also conditional, inter alia, on the receipt of certain regulatory approvals.

Enquiries:

Friends Ivory & Sime Sir David Kinloch, Chairman Howard Carter, Chief Executive Telephone: 020 7506 1403	**Merrill Lynch** Richard Slimmon Telephone: 020 7628 1000
Friends Provident Keith Satchell, Chief Executive Telephone: 01306 653 395	**Vanbrugh Financial Communications** Sophie Hull Telephone: 020 7406 1800

Merrill Lynch International is acting for Friends Ivory & Sime plc and no one else in connection with the transaction and will not be responsible to any person other than Friends Ivory & Sime plc for providing the protections afforded to the clients of Merrill Lynch International or for providing advice in relation to the transaction.

Appendix 1

Author: Vanessa Codling
Author's email: vanessa.codling@friendsis.com
Creation date: 30/04/02
Last updated: 30/04/02